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                                                               Exhibit 11(a)(13)
Contact:          London:
                  Smithfield Financial
                  John Kiely
                  0207 360 4900

                  New York:
                  Kekst and Company
                  Ruth Pachman/Sarah Zitter Milstein
                  212-521-4800

                                                          FOR IMMEDIATE RELEASE

           STAGECOACH EXTENDS COACH USA TENDER OFFER UNTIL 12:00 NOON

LONDON, ENGLAND JULY 26, 1999 -- Stagecoach Holdings plc and its subsidiary SCH Holdings Corp. today announced that SCH Holdings Corp. has extended its $42.00 per share tender offer for all outstanding shares of common stock of Coach USA, Inc. (NYSE: CUI) for an additional two hours until Noon, New York City time, on Monday, July 26, 1999. As of the close of business on July 23, 1999, approximately 23,252,649 shares, or approximately 89.8% of outstanding Coach common stock, had been validly tendered and delivered in connection with the tender offer, and an additional 1,468,502 shares, or approximately 5.7%, had been tendered subject to guaranteed delivery, thus satisfying the minimum condition to the tender offer.

The two-hour extension has been made in accordance with the merger agreement with Coach and the terms of the tender offer in order to allow shares to be delivered pursuant to the guaranteed delivery procedures and to allow additional stockholders to tender their shares. If at least 90% of the outstanding shares are delivered physically or by book-entry and purchased in the tender offer, Stagecoach will be able to cause the merger of Coach into SCH Holdings promptly after acceptance of the tendered shares for payment pursuant to the tender offer.

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